VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TASEKO MINES LIMITED
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 13, 2019 (the “Meeting”). Attendance at the Meeting was 393,786 Shares represented and voted in person and 164,744,163 Shares represented and voted by proxy for a total of 165,137,949 voting shares represented at the Meeting, being 67.14% of the outstanding shares. Voting results on the resolutions were as follows:

1.	The number of directors of the Company was set at seven (7). Shares voted in person and by proxy represented 99,465,266 votes For and 927,395 shares Against.

2.	The following directors were elected, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Anu Dhir	96,909,372	3,483,289
Robert A. Dickinson	95,629,655	4,763,007
Russell E. Hallbauer	96,745,811	3,646,851
Alex G. Morrison	97,112,789	3,279,872
Richard A. Mundie	97,039,767	3,352,894
Kenneth Pickering	96,927,644	3,465,018
Ronald W. Thiessen	95,692,039	4,700,623

3.	KPMG LLP, Chartered Accountants, were appointed auditor of the Company. Shares voted in person and by proxy represented 163,006,701 votes For and 2,131,248 votes Withheld.

4.

The resolution to ratify and approve the Shareholder Rights Plan for continuation until the end of the Company’s annual general meeting in 2022 was passed. Shares voted in person and by proxy represented 85,620,387 votes For and 14,772,274 votes Against.

5.	The Say on Pay Advisory Resolution was approved. Shares voted in person and by proxy represented 94,699,603 votes For and 5,693,019 votes Against.